Exhibit (d)(4)

January 19, 2024

J. David Enloe, Jr.

President and Chief Executive Officer

Societal CDMO, Inc.

1 E. Uwchlan Ave., Suite 112

Exton, Pennsylvania 19341

Dear Mr. Enloe:

This letter sets forth our agreement concerning exclusivity arrangements in connection with the proposed acquisition of Societal CDMO, Inc. (together with its subsidiaries, the “Company”) by CoreRx, Inc., and/or one or more of its affiliates (collectively, “CoreRx”) (such transaction, the “Transaction”). Although the obligations set forth in this letter are binding, this letter creates no obligation for either party to engage in or continue negotiations regarding, or to enter into any definitive agreements memorializing or to close, any transaction (including, without limitation, the Transaction) or relationship of any nature.

Exclusivity. In consideration of and to induce the significant commitment of effort and expense that CoreRx expects to incur in connection with the Transaction, the Company hereby agrees that until the earlier of (a) 11:59 p.m. Eastern Standard Time on the date that is 30 days following the date on which the Company executes this letter (the “Initial Exclusivity Period Termination Date”), and (b) the execution of a final and written definitive agreement with respect to the Transaction (such period, as it may be extended in accordance with this paragraph, the “Exclusivity Period”), the Company shall not, and shall cause its Representatives (as defined below) not to, directly or indirectly (1) initiate contact with, solicit, encourage or disclose, directly or indirectly, any information concerning the Company or its business to, (2) afford any access to the Company’s personnel, offices, facilities, properties, assets, books or records to, or (3) enter into or continue any discussion, negotiation or agreement with, any person or entity (other than CoreRx), in each case, in connection with a potential acquisition of all or any portion of the equity, assets or business of the Company, whether directly or indirectly, by operation of law or otherwise (each, a “Competing Transaction”); provided, that if on the Initial Exclusivity Period Termination Date CoreRx (A) confirms to the Company in writing that it does not intend to propose any adverse change to the financial or other material terms set forth in the confidential, non-binding indication of interest delivered by CoreRx to the Company on January 19, 2024 including, without limitation, the proposed per-share offer price of $1.10 per share (the “Offer”) and (B) is continuing to work in good faith towards the negotiation and execution of a definitive agreement with respect to the Transaction, the Exclusivity Period shall be automatically extended for an additional 10 days (the “Extended Exclusivity Termination Date”). For purposes of this letter, “Representatives” of the Company means the Company’s affiliates and the Company’s and its affiliates respective directors, managers, officers, employees, representatives, agents and advisors (including, without limitation, attorneys and accountants).

The Company hereby agrees that any action taken by one or more of its Representatives that would constitute a breach of this letter if taken by the Company will constitute a breach of this letter by the Company.

The Company shall and shall cause its Representatives to as promptly as practicable (and in no event more than 24 hours following the Company’s execution of this Agreement) cease and cause to be terminated any existing discussions or negotiations with any persons or entities (other than CoreRx and its representatives) conducted on or prior to the date hereof with respect to any Competing Transaction.

Specific Performance. The Company acknowledges and agrees that any breach or threatened breach by the Company or its Representatives would give rise to irreparable harm to CoreRx, for which monetary damages would not be an adequate remedy, and the Company hereby agrees that, in addition to all other remedies available at law or otherwise to CoreRx, CoreRx shall be entitled to, obtain equitable relief (including, without limitation, injunctive relief and specific performance) as a remedy for any breach or threatened breach of any provision of this letter, without the need for CoreRx to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any such remedy. The Company agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that an adequate remedy at law is available or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

Access. During the Exclusivity Period, the Company shall (a) provide CoreRx and its officers, directors, managers, employees, attorneys, accountants, advisors, investors, financing sources and other representatives with full access to information requested by CoreRx relating to the Company’s assets, contracts, books, records, financial statements, properties and employees (provided that CoreRx will comply with the NDA (as defined below)) upon reasonable advance notice, in order that CoreRx may have full opportunity to make such investigations as it deems appropriate of the affairs of the Company for purposes of conducting diligence in connection with, negotiating and consummating the Transaction; and (b) compile and provide CoreRx and its officers, directors, managers, employees, attorneys, accountants, advisors, investors, financing sources and other representatives with such additional information as they may reasonably request for purposes of conducting diligence in connection with, negotiating and consummating the Transaction, in each case except to the extent limited by any applicable law.

Limitations. Notwithstanding anything otherwise contained in this letter, but without limitation to the binding nature of this letter, this letter does not constitute an offer or proposal regarding any transaction (including, without limitation, the Transaction) or relationship of any nature capable of acceptance and does not represent a commitment or other binding obligation of CoreRx or the Company or any other person or entity to negotiate or enter into any transaction (including, without limitation, the Transaction) or relationship of any nature.

Counterparts; Facsimile or Electronic Signatures. This letter may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument. Signatures delivered by facsimile, electronic mail or by other means of electronic transmission (including, without limitation, in portable document format (“pdf”)) shall be binding for all purposes hereof.

Amendment and Waiver. No amendment to this letter is effective unless it is in writing, identified as an amendment to this letter, and executed by each of CoreRx and the Company. No waiver by either party hereto of any right hereunder will be effective unless it is in writing, identified as a waiver of such right, executed by the waiving party, and delivered to the other party hereto.

Confidentiality. The existence and terms of this letter are confidential and intended solely for the benefit of the parties hereto. The parties hereto are parties to that certain Mutual Non-Disclosure and Confidentiality Agreement, effective as of October 27, 2023 (the “NDA”). The parties hereto acknowledge and agree that the NDA shall continue in effect following the execution of this letter and that the NDA shall govern any disclosure regarding the existence or terms of this letter and/or the existence or terms of discussions and negotiations between the parties regarding any transaction (including, without limitation, the Transaction) or relationship of any nature. The obligations of the parties are and shall be binding on them in accordance with the terms therein.

Governing Law and Legal Effect. This letter shall be governed by and construed in accordance with the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws). Any disputes arising out of or in connection with this letter shall be brought before a competent court in the State of Delaware.

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If the foregoing is satisfactory, please indicate agreement on behalf of the Company by executing the copy of this letter where indicated below and returning a signed pdf copy via email to me.

Sincerely,

CoreRx, Inc.

By:	/s/ Ajay Damani
Name: Ajay Damani
Title: Chief Executive Officer

Accepted and agreed to this 19 day of January 2024:

Societal CDMO, Inc.

By:	/s/ J. David Enloe
Name: J. David Enloe
Title: President and Chief Executive Officer

February 18, 2024

Strictly Confidential

J. David Enloe, Jr.

President and Chief Executive Officer

Societal CDMO, Inc.

1 E. Uwchlan Ave., Suite 112

Exton, Pennsylvania 19341

via email

RE: Extension of Exclusivity Period

Dear Mr. Enloe,

Reference is made to that certain letter agreement (the “Indication of Interest”) dated January 19, 2024 between QHP Capital L.P. (“QHP”), CoreRx, Inc. (the “Buyer”) and Societal CDMO, Inc. (the “Company” and, collectively with QHP and the Buyer, the “Parties”) and the accompanying letter agreement dated January 19, 2024 between the Parties (the “Exclusivity Agreement”), setting forth exclusivity arrangements in connection with the proposed acquisition of the Company by the Buyer or one of its affiliates (the “Transaction”).

The Buyer (A) hereby confirms to the Company that it does not intend to propose any adverse change to the financial or other material terms set forth in the Indication of Interest, including, without limitation, the proposed per-share offer price of $1.10 per share and (B) is continuing to work in good faith towards the negotiation and execution of a definitive agreement with respect to the Transaction. Accordingly, pursuant to the Exclusivity Agreement, the Exclusivity Period is hereby extended for an additional 10 days.

Sincerely,
CoreRx, Inc.

By:	/s/ Ajay Damani
Name: Ajay Damani
Title: Chief Executive Officer